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Exhibit 12

McDONALD'S CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
Dollars In Millions

	Three months ended March 31,		Years ended December 31,
	2003	2002	2002		2001		2000	1999	1998
Earnings available for fixed charges
—Income before provision for income taxes and cumulative effect of accounting changes	$547.6	$537.2	$1,662.1	(1)	$2,329.7	(2)	$2,882.3	$2,884.1	$2,307.4	(3)
—Minority interest expense (income) in operating results of majority-owned subsidiaries, including fixed charges related to redeemable preferred stock, less equity in undistributed operating results of less than 50%-owned affiliates	0.5	(0.3)	6.6		(15.4)		16.2	21.9	23.7
—Income tax provision (benefit) of 50%-owned affiliates included in consolidated income before provision for income taxes	(0.4)	6.4	(9.5)		51.0		93.7	72.8	99.9
—Portion of rent charges (after reduction for rental income from subleased properties) considered to be representative of interest factors*	70.0	63.6	266.7		252.5		207.0	178.5	161.3
—Interest expense, amortization of debt discount and issuance costs, and depreciation of capitalized interest*	111.9	102.7	419.7		510.3		470.3	440.1	461.9

	$729.6	$709.6	$2,345.6		$3,128.1		$3,669.5	$3,597.4	$3,054.2

Fixed charges
—Portion of rent charges (after reduction for rental income from subleased properties) considered to be representative of interest factors*	$70.0	$63.6	$266.7		$252.5		$207.0	$178.5	$161.3
—Interest expense, amortization of debt discount and issuance costs, and fixed charges related to redeemable preferred stock*	107.3	98.2	401.7		492.9		457.9	431.3	453.4
—Capitalized interest*	2.5	3.0	14.4		15.4		16.5	14.7	18.3

	$179.8	$164.8	$682.8		$760.8		$681.4	$624.5	$633.0

Ratio of earnings to fixed charges	4.06	4.31	3.44		4.11		5.39	5.76	4.82

*
Includes amounts of the Registrant and its majority-owned subsidiaries, and one-half of the amounts of 50%-owned affiliates.

(1)
Includes pretax operating charges of $853.2 million primarily related to restructuring markets and eliminating positions, restaurant closings/asset impairment and the write-off of technology costs.

(2)
Includes a net pretax expense of $252.9 million consisting of charges primarily related to the U.S. business reorganization and other global change initiatives and restaurant closings/asset impairment, partly offset by a gain on the initial public offering of McDonald's Japan.

(3)
Includes pretax operating charges of $321.6 million consisting of $161.6 million of Made For You costs and the $160.0 million charge related to the home office productivity initiative.

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  Exhibit 12
McDONALD'S CORPORATION COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES Dollars In Millions